SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

August 17, 2011

Re:	KKR & Co. L.P.
Post-Effective Amendment No. 2 to Form S-1 Registration Statement on Form S-3

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Ladies and Gentlemen:

On behalf of KKR & Co. L.P., a limited partnership organized under the laws of Delaware (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Post-Effective Amendment No. 2 to Form S-1 Registration Statement on Form S-3 relating to the registration of the Company’s common units representing limited partner interests in the Company issuable from time to time to the Company’s principals and other persons upon exchange of an equal number of units of the KKR Group Partnerships.

We previously filed a Registration Statement on Form S-1 (File No. 333-169433) (the “Registration Statement”) with the Securities and Exchange Commission on September 16, 2010, as amended, which was declared effective on October 1, 2010. On April 11, 2011, we filed Post-Effective Amendment No. 1 to the Registration Statement which was declared effective on April 14, 2011. This Post-Effective Amendment No. 2 to the Registration Statement is being filed to convert the Registration Statement into a registration statement on Form S-3. All applicable filing fees were paid at the time of the original filing of the Registration Statement.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2948; fax: 212-455-2502).

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman